EXHIBIT 18
CHANGE IN ACCOUNTING PRINCIPLE PREFERABILITY LETTER
February 18, 2022

Board of Directors
MSA Safety Incorporated
1000 Cranberry Woods Drive
Cranberry Township, PA 16066

Ladies and Gentlemen:

Notes 1 and 4 to the consolidated financial statements of MSA Safety Incorporated included in its Form 10-K for the year ended December 31, 2021 describe a change in the method of accounting for inventory valuation from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method for certain inventory in the United States. There are no authoritative criteria for determining a “preferable” inventory valuation method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania